Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-192362
January 24, 2014

1 January 2014 Corporate Presentation

Forward Looking Statements 2 This presentation includes statements that are, or may be deemed, “forward - looking statements.” In some cases, these forward - lo oking statements can be identified by the use of forward - looking terminology, including the terms “believe”, “estimates,” “anticipates ,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or, in each case, their negative or other vari ati ons thereon or comparable terminology, although not all forward - looking statements contain these words. Such forward - looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, an alyses or current expectations concerning, among other things, the impact of healthcare reform (including the Affordable Care Act) on o ur business, the effect of new financial incentives for medical providers, our ongoing and planned development of products, the strength and b rea dth of our intellectual property, the degree of clinical utility and physician adoption of our product, particularly for specific patient populations, our results of operations, financial condition, liquidity, prospects, growth and strategies, and depend on the economic circumsta nce s that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and time that we will be able to continue to fund our operating expenses and capital expenditures, our expected financing needs and so urc es of financing, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of th e i ndustry in which we operate may differ materially from the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of our Registration Statement on Form S - 1 initially filed with the Securities and Exchange Commission on November 15, 2013 as subsequently amended to date (our “Registration Statement”). In addition, even if ou r results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with th e forward - looking statements contained in this presentation, they may not be predictive of results of developments in future periods. Any forward - looing statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to u pda te such statements to reflect events or circumstances after the date of this presentation, except as required by law. You should read carefully our “Cautionary Note Regarding Forward - Looking Statements and Industry Data” and the factors described in the “Risk Factors” sections of our Registration Statement to better understand the risks and uncertainties inherent in our busine ss.

3 This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all o f t he information that you should consider before investing. We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this prese nta tion relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in th e r egistration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete inf orm ation about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Website at http://www.sec.gov. The preliminary prospectus, da ted January 24, 2014, is available on the SEC Website at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18 th Floor, New York, NY 10019, telephone: 212 - 813 - 1010, e - mail: prospectus@aegiscap.com Free Writing Prospectus Statement

4 Initial Public Offering Summary Shares Offered Over - Allotment Price Range Exchange / Ticker Use of Proceeds Sole Book - Runner 1,150,000 (100% Primary) 15% or 172,500 (100 % Primary ) $12.00 - $14.00 NASDAQ Capital Market / SMLR Working Capital and Other General Corporate Purposes Aegis Capital Corp. Issuer Semler Scientific, Inc.

5 • Herb Semler, MD – Founder/Chairman Founded Instromedix acquired by Alaris in 1998 for $60M and Advanced Vascular Dynamics acquired in 2005 • Doug Murphy - Chutorian – CEO Founded ESTI – IPO at market cap of $400M in 1996; Atlantis Catheter acquired by Biocompatibles in 1996 for $75M • Bob McRae – President and COO Management team at VNUS acquired by Covidien in 2009 for $440M; Bacchus acquired by Covidien in 2010 Board of Directors Herb Semler , MD – Chairman Will Chang CEO, Westlake Development Group Greg Garfield Former COO, Acclarent acquired by JNJ in 2010 for about $800M; Guidant acquired by BSX for $27B Dinesh Gupta Managing Member, Satwik Ventures Doug Murphy - Chutorian – CEO Elliot Sainer Former CEO, Aspen Education Group acquired by CRC in 2006 for $300M Shirley Semler Former President, Instromedix Experienced Management and Board

6 • Help to identify the risk profile of patients • Allow providers to capture full payment for medical conditions that are ‘ codeable ’ • Codeable conditions increase revenue per patient • Prevention programs may be initiated • Healthcare costs may be decreased • Wellness and quality of care may be increased Risk Assessment Diagnostics Industry Semler Scientific, Inc. A Medical Risk Assessment company

7 “ This is here to stay ,” said Dr. Sam Ho, chief medical officer at UnitedHealthcare. “ We are shifting from a volume - based payment model to value - based. The American health care system cannot afford to go back .” Payment Reform “Here to Stay” http://www.forbes.com/sites/brucejapsen/2013/07/10/ unitedhealthcare - makes - 50 - billion - wager - on - accountable - care - as - obamacare - looms/

Fixed Payments Instead of Fee - For - Service 8

9 • Fixed Payment is already in place for approximately 14 million Medicare Advantage patients • Trend towards Fixed Payment is increasing New Healthcare Paradigm

Patients with Chronic Diseases Account for 75% of U.S. Healthcare Costs 10 www.cdc.gov/chronicdisease/resources/publications/aag/chronic.htm www.cms.gov/research - statistics - data - and - systems/statistics - trends - and - reports/nationalhealthexpenddata/downloads/highlights.pdf www.cms.gov /research - statistics - data - and - systems/statistics - trends - and - reports/chronic - conditions/downloads/2012chartbook.pdf www.chcs.org/usr_doc/Full_Report_Faces_II.PDF www.cdc.gov/program/performance/fy2000plan/2000vii.htm

11 • Identify chronic disease or condition • Initiate high priority primary care • Prevent occurrence of events or progression of disease • Decrease healthcare costs • Increase wellness and quality of care Combat the High Cost of Healthcare Medical Risk Assessments

12 • Insurance plans and MDs may receive higher fees when conditions are identified • Find a specific condition and get a risk factor adjustment payment • Example: Vascular Disease pays 30% more List of Disease Conditions Conditions Drive Payments - Initial Focus: Vascular Disease http://www.cms.gov/Research - Statistics - Data - and - Systems/Statistics - Trends - and - Reports/Reports/downloads/pope_2000_2.pdf

13 • Narrowing of blood vessels in the legs from atherosclerotic plaque • Often indicates plaque growth in the arteries of heart and neck as well • More than 80 million Americans are older than 50 years (U.S. Census). • 18 million may have vascular disease of the legs (Sage Group). • Patients with vascular disease in the legs have a 21% event rate of cardiovascular death, heart attack, stroke or hospitalization for an atherothrombotic event within one year ( JAMA 2007). http://www.nhlbi.nih.gov/health/health - topics/topics/pad/ Initial Focus for Semler: Vascular Disease

14 “ Peripheral arterial disease (PAD) is the most common, deadly and costly cardiovascular disease that the public hasn’t heard of…” "When Achy Legs Are a Warning", The Informed Patient, Wall Street Journal, Nov 30, 2010 Under - Diagnosed Condition PAD is a form of vascular disease

Identify Patients Now to Save Cost Later Medicare Advantage Patients 14 million Estimated 10% with Vascular Disease 1 1.4 million 30% Extra Payment (HCC 108*) $3,600 each Annual Incremental Fees $5.68 billion • Government is currently spending $164B to $290B to treat peripheral artery disease 2 • Early diagnosis can lead to more preventative care and lower costs 15 1 Hirsch et al JAMA 2001 Sep 19:;286 (11):1317 - 24 2 http://thesagegroup.us/pages/news/pad - awareness - 13.php * Note: Code for vascular disease was HCC 105 and becomes HCC 108 in 2014

16 • Requires specially - trained technician • Not always accurate • Can be uncomfortable and time - consuming Problems with the Traditional Test The traditional test is an “ABI” or “Ankle - Brachial Index” ABI Test

17 Simple, fast test… FloChec™ System 17

18 …that measures blood flow difference between arms and legs… FloChec™ System 18

19 …and provides instant test results to the physician. FloChec™ System 19

Fast and Practical in the Primary Care Office FloChec™ can be performed by a medical aide in less than four minutes, allowing the primary care practice to do these tests without a vascular technician or technologist. 20 4 Test Minute

FloChec vs. Traditional ABI (Doppler) Technology Accuracy (95% CI) FloChec 0.87 (0.82, 0.92) Doppler 0.82 (0.76, 0.88) Technology Sensitivity (95% CI) FloChec 0.87 (0.79, 0.93) Doppler 0.78 (0.69, 0.85) Technology Specificity (95% CI) FloChec 0.88 (0.78, 0.94) Doppler 0.89 (0.79, 0.95) 0.6 0.7 0.8 0.9 1.0 0.6 0.7 0.8 0.9 1.0 0.6 0.7 0.8 0.9 1.0 21 1 Noninvasive Detection of Vascular Disease 2013 white paper. The results of the study have not been submitted for publication in a peer reviewed journal and are available as a white paper that may be shown to potential customers or other interested parties . Among other limitations of the study, the study had a small sample size, was conducted at specialty practices not primary car e practices, had a retrospective design with incomplete collection of demographic information and clinical characteristics of the population, was not peer reviewed and was sponsored by us. Clinical studies show: • FloChec results agree with traditional ABI tests 78% of the time • W hen the tests disagree , the true positive rate of FloChec was significantly higher than that of ABI with Doppler by a 2 to 1 margin . Accuracy: When a test is highly accurate, it does a good job at both ruling in and ruling out the disease in question. Specificity: When a test is highly specific, a positive test means you can be nearly certain that they do have the disease. Good for ‘ruling in’ a condition Sensitivity: When a test is highly sensitive, a negative test means you can be nearly certain that they do not have the disease. Good for ‘ruling out’ a condition. Study methods: • 5 MD practices - 181 limbs • Test same patient with both FloChec and Doppler ABI and Duplex Scan imaging. • Compare the results of first two tests using Duplex Scan imaging as the gold standard to confirm that the result was correct or incorrect.

22 FloChec ™ Can Pay for Itself in Less Than One Week Cost per test: $5 Assuming a frequency of undiscovered vascular disease: 10 – 20% Every 100 patients with newly - coded vascular disease could bring in: $300,000 annually Potential FloChec™ Return on Investment: 60 to 1 (first year alone) Hirsch et al JAMA 2001 Sep 19:;286 (11):1317 - 24

Case Study: Customer ROI


EMERGENCY

- FloChec™ system is rented, not sold, which provides continuity revenue and speeds up sales cycle
- Each FloChec™ system is rented to customer for list price of $4,800 per year and can test hundreds of patients

- 10 clinics rent 10 FloChec™ units for >$40k annual rental fee total
- ~ 500 patients with no known vascular disease are tested weekly with FloChec
- 70 patients on average are found to have vascular disease and coded accordingly
- Fixed payment per patient per year increases by more than $3,000 for each patient with vascular disease
- 70 patients x $3,000 incremental fixed payment = $210,000 potential additional revenue per week on average

[1] Actual customer's volume of tests and FloChec ™ results. Estimated fixed payment per patient.

Semler Scientific

23

Potential Market & Call Points • Potential user base is about 250,000 primary care providers or about 100,000 FloChec™ units • Current market penetration is 1% • User base is aggregated under <2,000 insurance plans and provider groups that are the Semler call points • Monthly rentals are increasing with only 5 direct sales people in the field • Portion of the IPO proceeds will be used to increase sales and marketing efforts 24

Rental Business Model • FloChec™ is a testing system with no disposable component • Monthly rental fee which we believe is reasonable for providers who receive fixed monthly payments per patient • So the Rental Model has an alignment of interest with the Fixed Payment Model 25 Other Features of Rental program: no maintenance, no service, installation or training fees, no capital required, damaged systems are replaced for free, no disposables, and no long term commitment

26 • Launched product in the U.S. in 2011 • Revenue of $1.5M at 9 Months ended September 30, 2013 • 90% revenue growth rate (9 months 2013 compared to 9 months 2012) • 5 Direct Sales Reps and co - exclusive distributor • Contract manufacturing Operating Activities through September 2013

27 • Co - exclusive distribution with C.R. Bard, Inc. - $10B market cap company • Hundreds of sales reps introducing FloChec TM • Currently, <20% of revenue in 9 months ended September 30, 2013 Distribution Partner

Growing Base of End - User Customers 28 Plans and Providers 2 nd Product 3 rd Product Growth Strategy – Product Expansion Heart Disease Cancer Neurologic Disease Lung Disease Bowel Disease Future Product Areas

29 • One patent issued with three additional U.S. patents pending • FDA cleared for commercial sale • Used every day routinely in medical practices across the nation Patents and FDA Clearance

FloChec™ Installed User Base (units) - 100 200 300 400 500 600 700 800 900 Mar-11 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Total Base Total Base 30

31 Financials Income Statement Summary Nine Months ended 9/30/13 Nine Months ended 9/30/12 Revenue $ 1,493,000 $ 772,000 Cost of Revenue 276,000 232,000 Total Operating Expenses* 3,073,000 2,759,000 Net Loss $ (1,707,000) $ (2,085,000) Net Loss attributable to common stock $ (2.17) $ (1.77) Balance Sheet Summary Nine Months ended 9/30/13 Cash $ 1,504,000 Accrued expenses 1,077,000 Total long - term liabilities 190,000 * includes cost of revenue

32 * assumes automatic conversion of preferred stock for an aggregate of 2,012,152 shares of common stock and cashless exercise of warrants to acquire 1,295,866 shares of preferred stock into 856,091 shares of common stock at an assumed IPO closing price of $13.00 per share (the midpoint of the price range). Capitalization Structure Capitalization (as of 9/30/13) Shares Outstanding % Outstanding Common Stock* 3,654,993 85% Stock Options 337,500 8% Warrants 288,214 7% Fully - diluted Shares Outstanding 4,280,707 100%

Risk Assessment Diagnostics Industry Comps Company Symbol Price Market Cap (mm) Atossa Genetics, Inc. ATOS $2.23 $39 Exact Sciences Corp. EXAS $14.61 $1,040 Foundation Medicine, Inc. FMI $30.65 $862 Genomic Health, Inc. GHDX $31.32 $963 Interleukin Genetics, Inc. ILIU $0.31 $38 Myriad Genetics, Inc. MYGN $24.51 $1,830 Response Genetics, Inc. RGDX $1.57 $54 TrovaGene , Inc. TROV $5.96 $112 Semler Scientific, Inc. SMLR $71 1 33 Source: Yahoo! Finance - January 15, 2014 1 Assumes mid - price of the offering range, fully diluted shares outstanding (4,280,707) as of 9/30/13 and 1,150,000 shares offered in the IPO, which is a pro forma total of 5,430,707 shares

34 • Healthcare payment reform is here now • Semler is positioned to benefit from healthcare reform • address the need for risk assessment products • deliver cost - effective wellness solutions for the care of patients with chronic diseases • provide economics that work for the providers, the insurance plans, the government and the patient • Its first product, FloChec™ may assist providers to • identify patients with vascular disease, • initiate high priority primary care and preventive measures, • receive higher fixed payment reimbursements for each patient • Future Semler products intend to expand this strategy to include risk assessment of other chronic diseases • Semler team has a proven track record Investment Summary

35